THE BUSINESS LAW GROUP

Securities and Corporate Law
Corporate Finance

October 1, 2008

Mr. Mark Brunhofer
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re: Naturade, Inc.
Form 10-K for Fiscal Year End 12/31/2007
File No. 033-07106-A

Dear Mr. Brunhofer:

We have just been engaged to serve as securities counsel for Natureade, Inc. (the "Company"). This letter is in response to your letter to the Company dated August 28, 2008.

The Company apologizes for its tardy response to your letter. As I believe the Commission is aware, the Company has been involved in some internal issues with management which have resulted in its failure to reply promptly to your letter.

Management of the Company is in the process of formulating appropriate responses to the concerns addressed in your letter and to amending its Form 10K for the 2007 fiscal year end and its Forms 10Q for the applicable periods in 2008. We anticipate having these revisions completed by next week. At that time, we will file all amendments and correspondence via EDGAR and provide you directly with redlined copies for your ease of reference.

In the meantime, please feel free to contact me if you have any questions or comments at (407) 992-1101; email: jbg@bislawgroup.com.

Sincerely,

J. Bennett Grocock

cc: Natureade, Inc.

919 Outer Rd. Suite A • Orlando, Florida 32814
Phone (407) 835-1234 • Fax (407) 425-0032